

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Michael Richman
Chief Executive Officer
NextCure, Inc.
9000 Virginia Manor Road, Suite 200
Beltsville, Maryland 20705

  Re: NextCure, Inc.
    Registration Statement on Form S-3
    Filed August 4, 2023
    File No. 333-273723

Dear Michael Richman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dillon Hagius at 202-551-7967 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Kostian Ciko